May 10, 2013

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, D.C. 20549

Re: Cedar Fair L.P.

Form 10-K for the year ended December 31, 2012

Filed February 25, 2013

Form 10-K for the year ended December 31, 2011

Filed February 29, 2012

File No. 001-09444

Supplement to Response Letter dated March 29, 2013

This letter sets forth the response of Cedar Fair, L.P. (the “Partnership”) to the Staff’s comments on the above-referenced filings. These comments were transmitted to us by letter dated March 15, 2013. This letter is a supplement to the Partnership’s earlier response letter dated March 29, 2013. The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter. For ease of reference, we have repeated the Staff’s comments in italics.

Form 10-K (Fiscal Year Ended December 31, 2012)

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 33

Property and Equipment, page 33

Comment 2: With respect to the retirement of your Son of Beast ride in 2011, we note that you believe this retirement occurred in the normal course of business. However, based on the information you provided with your response letter, dated March 4, 2013, we believe this retirement should be considered unusual and the related loss of $8.8 million should be recognized in your financial statements. As indicated in your response, you adopted the composite method of depreciation for acquisitions because you typically could not estimate the true operating condition of an acquired park’s

Mr. Humphrey

Securities and Exchange Commission

May 10, 2013

assets, particularly the rides, the periodic maintenance that would be required to perpetuate each ride, or the overall ridership acceptability of the rides. According to Note 2 to our financial statements, you assigned a useful life of 18 years to rides, and you stated in your response that your ability to apply a single useful life to the group of acquired assets allowed you to contemplate the fact that some assets will have a shorter life and some will have a longer life than originally anticipated. You also asserted that once you had operated an acquired park for a period of time, you were better able to determine the best use of all of the park’s rides and the land on which such rides reside. This appears consistent with one of the principal assumptions underlying the composite method of depreciation that assets within each composite pool on average have similar useful lives and characteristics and therefore gains or losses offset over time. The composite method of depreciation contemplates that a general retirement pattern will exist, and that unusual retirements are those that vary significantly from this general retirement pattern. In your specific circumstances, you stated that you expected almost all retirements or disposals would be considered normal, presumably because you expected to operate an acquired park for an extended period of time before determining the best use of all of the park’s rides and the land on which such rides reside. However, in the case of your Son of Beast ride, you idled this ride less than three years after its acquisition. This appears to be one of the few times, if not the only time, that a ride has been idled (and subsequently retired) so early in its intended useful life. In addition, it is our understanding that (i) the circumstances associated with the retirement of this ride were fairly unique and (ii) such incidents are rare and/or infrequent. We believe your definition of “unusual” for purposes of applying the composite method to retirements or disposals is too narrow. In your response, you indicated your support for the notion that (i) the group or composite method tends to average out errors caused by over-or-under depreciation and (ii) periodic income is not distorted by gains or losses on disposals of assets. However, your idling of the Son of Beast ride less than three years into its 18-year estimated useful life is not merely a matter of over-or-under depreciation. It appears to be a matter of substantial economic consequence, which should be reflected in the determination of net income. Please revise your financial statements accordingly.

Response: The Partnership has filed a Form 10-K/A for the year ended December 31, 2012 to reflect the retirement of Son of Beast as unusual. The loss on retirement has been recorded in the 2011 Consolidated Statement of Operations and Comprehensive Income.

Comment 3: We note that you have changed your method of depreciation on assets previously depreciated as part of composite groups to the unit method of accounting, effective January 1, 2013, as you now consider such method to be preferable. We also note that you continue to believe that asset retirements out of composite groups in previous years are not unusual, and that having two different methods of depreciation,

Mr. Humphrey

Securities and Exchange Commission

May 10, 2013

the composite method and the unit method, was appropriate. Further, we note that, as part of the support for your treatment of the retirement of composite group assets as not unusual, you have cited SAB Topic 5B, which indicates in part that, if equipment is depreciated on the basis of group of composite accounts for fleets of like vehicles, gains (or losses) may be charged (or credited) to accumulated depreciation with the result that depreciation is adjusted over a period of years on an average basis. However, SAB Topic 5B goes on to state that such treatment would not be appropriate for an enterprise which replaces its fleet on an episodic rather than a continuing basis. While you have retired assets treated under the composite method on a continuing basis, you have not replaced them on a continuing basis within that composite pool of depreciable assets. In your response, you indicate that any construction or acquisition of a ride subsequent to park acquisition is accounted for under the unit method. Therefore, with respect to your depreciation method for assets within a composite pool of assets, there is no replacement at all, let alone replacement on a continual basis. As such, pursuant to the guidance in SAB Topic 5B, making an adjustment to accumulated depreciation on asset retirements in those circumstances is not appropriate. Accordingly, we believe you should revise your financial statements to restate your income statement(s) for the years presented in the 2012 Form 10-K to recognize any gains or losses on asset retirements from composite pools of assets, and provide a cumulative effect adjustment for all composite method asset retirements for which adjustments were made to accumulated depreciation in earlier periods.

Response: The Partnership has consulted with the SEC Office of the Chief Accountant (the “OCA”) and understands that OCA does not object to (1) our use of the composite method of depreciation, and (2) our conclusion that we do not need to recognize in earnings every gain or loss on asset retirements from composite pools of assets.

Item 9A. Disclosure Controls and Procedures, page 60

Comment 6: In the event you restate your financial statements, please reassess your internal control over financial reporting and disclosure controls and procedures to consider the impact of such restatement on the assessment of your internal control over financial reporting and disclosure controls and procedures at December 31, 2012.

Response: The Partnership has determined that its previous accounting for the retirement of the Son of Beast ride was an error that constitutes a material weakness in its internal controls over the financial reporting of its fixed assets. The Partnership has remediated this material weakness through the conversion of all composite assets to the unit method of depreciation as of January 1, 2013. The conversion to the unit method eliminates the concept of normal vs. unusual as any and all asset retirements

Mr. Humphrey

Securities and Exchange Commission

May 10, 2013

with a remaining net book value will be reflected in the Consolidated Statements of Operations and Comprehensive Income. The Disclosure Controls and Procedures and Internal Control over Financial Reporting disclosures have been revised accordingly in the 2012 Form 10-K/A.

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me directly at (419) 627-2295.

Sincerely,

/s/ Brian C. Witherow

Brian C. Witherow

Executive Vice President

and Chief Financial Officer